NXT ENERGY SOLUTIONS INC.

Management's Discussion and Analysis

For the three and six month periods ended

June 30, 2019

Management's Discussion and Analysis

The following management's discussion and analysis ("MD&A") was prepared by management based on information available as at August 7, 2019 unless otherwise stated, has been approved by the Board of Directors of the Company (the “Board”), and should be reviewed in conjunction with the unaudited condensed consolidated interim financial statements and related notes for the period ended June 30, 2019. This MD&A covers the unaudited three month ("Q2-19") and the six month year to date ("2019 YTD") periods ended June 30, 2019, with comparative totals for the three month ("Q2-18") and the six month year to date ("2018 YTD") periods ended June 30, 2018.

As used in this MD&A, the terms "we", "us", "our", "NXT" and the "Company" mean NXT Energy Solutions Inc.

Our functional and reporting currency is the Canadian dollar. All references to "dollars" or “$” in this MD&A refers to Canadian or CDN dollars ("CDN$") unless specific reference is made to United States or US dollars ("US$").

NXT and Stress Field Detector ("SFD®") in Canada and the United States are the registered trademarks of NXT.

Forward-looking Information

Certain statements in this MD&A constitute forward-looking information under applicable securities laws. These statements typically contain words such as "intends", "plans", "anticipates", "expects", "scheduled", “estimates”, “believes”, “forecasts” or other variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved and relate primarily to:

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the timing and extent of potential future growth opportunities in new international markets including the potential securing of SFD® contracts, new business ventures, and the satisfaction by third-parties of certain necessary conditions related thereto including obtaining financing and government and regulatory approvals;
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completion of the SFD® recommendations within the contract parameters;
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ensuring receipt of all contract revenue in accordance with the terms of the contract;
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estimates related to our future financial position and liquidity;
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estimated minimum annual commitments for our leased premises; and
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general business strategies and objectives.

This forward-looking information is based on a number of assumptions which may prove to be incorrect. Assumptions have been made with respect to the following matters, in addition to any other assumptions identified in this document:

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our ability to source personnel and equipment in a timely manner and at an acceptable cost;
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our ability to obtain all permits and approvals required;
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general business, economic and market conditions (including global commodity prices);
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the ability to obtain insurance to mitigate the risk of default on client billings; and
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foreign currency exchange and interest rates.

These forward-looking statements are based on current expectations and are subject to a wide range of known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Known risks include, but are not limited to:

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our ability to generate sufficient ongoing cash flow from operations or to raise adequate capital to allow us to grow the business and continue operations;
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conducting operations in international markets;
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the emergence of alternative competitive technologies;
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protection of our intellectual property and rights to our SFD® technology;
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reliance on a limited number of aircraft;
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the loss of key personnel;
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our dependence on a limited number of clients;
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foreign currency and interest rate fluctuations may affect our financial position;
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changes in, or in the interpretation of, laws, regulations or policies; and
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volatility in oil and natural gas commodity prices may reduce demand for our services.

Although the Company has attempted to identify important factors and risks that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

For more information relating to risks, see the section titled "Risk Factors" in this MD&A and NXT's current Annual Information Form. Except as required by law, NXT assumes no obligation to update forward-looking information should circumstances or the Company's estimates or opinions change. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

Non-GAAP Measures

NXT's accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").  This MD&A includes references to net working capital which does not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities.  Net working capital is the net result of the difference between current assets and current liabilities. Management of NXT uses this non-GAAP measure to improve its ability to assess liquidity at a point in time.

Description of the Business

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary and patented SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with exploration potential. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs and risks related to exploration.

The discussion in this MD&A focuses on the highlights of NXT's ongoing business development activities and any significant changes arising prior to the filing of our MD&A for the three month and six month periods ended June 30, 2019. While NXT’s financial condition has improved with the receipt of US$5.7 million of payments through the date of these financial statements on the Nigerian SFD® contract, there continues to be substantial doubt about NXT’s ability to continue as a going concern within one year after the date that these financial statements have been issued.

The consolidated financial statements have been prepared on a going concern basis.  The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The events described in the following paragraphs highlight that there is substantial doubt about NXT’s ability to continue as a going concern within one year after the date that these financial statements have been issued.

The Company’s current cash position, in addition to payments of approximately $4,400,000 United States Dollars received in the third quarter on the Nigerian SFD® survey are not expected to be sufficient to meet the Company’s obligations for the 12 month period beyond the date that these financial statements have been issued. With completion the Nigerian SFD® survey, the Company’s cash position will improve if contract milestones payments continue to be made as per contract terms. Therefore while NXT’s net working capital has improved since December 31, 2018, its overall financial position has not materially changed since December 31, 2018.

The Company is also taking further steps to reduce costs which include evaluating alternatives to reduce aircraft and office costs. In addition, the Company’s advisory board (the “Advisory Board”) has been suspended indefinitely and staffing costs are being reduced with new human resource policies. If required, further financing options that may or may not be available to the Company include, the issuance of new equity, debentures or bank credit facilities.  The need for any of these options will be dependent on the timing of securing new contracts and obtaining financing terms that are acceptable to both the Company and the financier.

NXT continues to develop its pipeline of opportunities to secure new revenue contracts. However, the Company’s longer-term success remains dependent upon its ability convert these opportunities into successful contracts and to continue to attract new client projects and expand the revenue base to a level sufficient to exceed fixed operating costs and generate positive cash flow from operations.  The occurrence and timing of these events cannot be predicted with certainty.

The condensed consolidated financial interim statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate.  If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the classification and carrying value of assets and liabilities and the reported revenues and expenses.

Financial and Operational Highlights

Key financial and operational highlights for Q2-19 and 2019 YTD include:

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On May 1, 2019 the Company completed the acquisition phase of its Nigerian SFD® survey valued at approximately US$8.9 Million with PE Energy Limited (“PE”), a Nigerian oil and gas service company. PE has a contract with the Nigerian National Petroleum Company (“NNPC”), to provide 5,000-line kilometers of SFD® surveys in Nigeria. NXT’s recommendations are being delivered during the third quarter of 2019. The Company will also discuss the potential utilization of SFD® technology in NNPC’s future exploration programs based upon the successful completion of the Department of Petroleum Resources (“DPR”) near-shore flight and the initial onshore SFD® data review conducted in April 2019 by the Frontier Exploration Services (“FES”) of NNPC.
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As of the date of this MD&A, the Company has received US$5.7 million payment from PE for the SFD® surveys in Nigeria, including US$4.4 million in the third quarter. The final milestone payments of US $3.2 million for delivery of the final report are expected to be made by the end of the third quarter.
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In February 2019, NXT entered into a Co-operative Agreement with Alberta Green Ventures (“AGV”), to propose up to three SFD® surveys within two years. The Co-operative Agreement is based on a cost plus formula and a gross overriding royalty interest in oil and gas production arising on lands subject to the surveys. NXT and AGV are evaluating potential SFD® surveys. The Company has received a US$100,000 non-refundable deposit for this Co-operative Agreement in Q2-19.
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As the result of the Co-operation Agreement between AGV and NXT, the Company has received approval from its shareholders and the Toronto Stock Exchange (“TSX”) to extend the common share purchase warrants (the ”Warrants”) held by AGV for an additional 12 months until February 16, 2020. Contingent upon AGU performance under the Co-operation Agreement.
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NXT has entered into a three year exclusive sales representative agreement with AGV, in nine jurisdictions in the Middle East and Latin America. This includes an at-market subscription right to purchase treasury shares of NXT in a dollar amount equal to 25% of the contracts introduced by AGV to NXT in the first year of the agreement, subject to approval from the TSX.
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Survey revenues of $10.95 million were recorded in Q2-19.
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A net income of $8.09 million was recorded for Q2-19, including amortization expense of $0.44 million.
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A net income of $6.32 million was recorded for 2019 YTD, including amortization expense of $0.89 million.
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Operating activities used $0.38 million of cash during Q2-19 and net cash used for financing activities was $0.01 million.
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Operating activities used $1.26 million of cash during 2019 YTD and net cash used for financing activities was $0.02 million.
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Net income per common share for Q2-19 was $0.12 basic and $0.11 diluted.
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Net income per common share for 2019 YTD was $0.09 basic and $0.09 diluted.
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General and administrative costs for Q2-19 as compared to Q2-18 have been reduced by $0.343 million or 31% mostly due to a reduction in business development travel, legal costs and some expenditures becoming direct survey costs.
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General and administrative costs for 2019 YTD as compared to 2018 YTD have been reduced by $0.40 million or 19% mostly due a reduction in business development costs, the suspension of the Advisory Board, lower headcount costs and some expenditures becoming direct survey costs.
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Cash and short-term investments at the end of the Q2-19 were $2.96 million.

Nigerian SFD® Survey

In March 2019, the Company signed an US$8.9 Million contract with PE, a Nigerian oil and gas service company that has a contract with NNPC, to provide 5,000 line kilometers of SFD® surveys in Nigeria. Data acquisition operations for this contract were completed on May 1, 2019 and NXT’s recommendations are being delivered during the third quarter of 2019.

The Company conducted significant due diligence to ensure it understands the business environment in Nigeria and complies with Canadian, United States of America and Nigerian law. The Company has engaged advisors such as Norton Rose Fulbright and Kreller Group to provide guidance to ensure the integrity of these contracts.

The Company received a US$1.30 million of payments for the project by the end of Q2-19. In addition another US$4.4 million was paid to NXT in July 2019.

Because this project was the Company’s first project in Africa, a number of logistical issues needed to be overcome. The Company has delivered more than 10,000 pages of documents to NNPC and the Department of Petroleum Resources as part of the qualification process which took seven months. Before receiving approval for the survey, NXT had to complete a test flight onshore. Within days, we presented the preliminary results to NNPC and received approval for the project.

From April 17 to May 1, 2019, NXT completed the 5,000 line kilometers of data acquisition and has completed interpretation of the data as of the date of this MD&A. The Company will present the final report in the third quarter. Final payments of US $3.2 million will be made upon completion of the delivery of the recommendation report and upon satisfaction of all performance conditions under the contracts.

Co-operation Agreement and Warrant Extension

In February 2019, NXT entered into a Co-operative Agreement with one of its largest shareholders, AGV, to propose up to three SFD® surveys within two years. The Co-operative Agreement is based on a cost plus formula and a gross overriding royalty interest in oil and gas production arising on lands subject to the surveys.

Under the Co-operative Agreement, NXT and AGV will consider at least two SFD® surveys in North America and an additional one internationally. The first SFD® survey was contemplated to be completed by August 31, 2019 and the fees payable by AGV are partially secured by a US$100,000 non-refundable deposit. If the survey is not completed by August 31, 2019, the non-refundable deposit will be forfeited to NXT and the Warrants will be null and void. AGV has committed to completing an exploration drilling program on each of the lands subject to the SFD® surveys within two years of completion of the surveys.

As part of the consideration for the Co-operative Agreement, NXT has received approval from the TSX and its shareholders to a 12-month extension of the expiry date AGV’s 3,421,648 Warrants. The Warrants have been extended to February 16, 2020. Each Warrant entitles the holder to acquire one Common Share at an exercise price of $1.20 for an additional twelve months to February 16, 2020.

Sales Representative Agreement and Contingent Private Placement

NXT has entered into a three year exclusive sales representative agreement with AGV, in nine jurisdictions within the Middle East and Latin America. Contingent on achieving a US$2,000,000 sales quota in the first year of the sales representative agreement term, AGV will be granted an at-market subscription right to purchase treasury shares of NXT in a dollar amount equal to 25% of the contracts introduced by AGV to NXT in the first year of the agreement, up to a maximum of US$5,000,000, subject to approval from the TSX.

Investor’s Right Agreement

In July 2018, the Company completed a private placement (the “Private Placement”) with AGV. In total, AGV purchased 10,264,946 Units at a price of $0.924 per Unit for total gross proceeds of approximately $9,484,810.

In connection with the closing on the final amount of the Private Placement, the Company and AGV entered into an Investor Rights Agreement pursuant to which: (a) AGV has the right to nominate one director for election to the Board (subject to AGV maintaining an equity ownership of at least 10% in the Company); (b) AGV is entitled to participate in future equity or convertible security offerings of the Company in order to maintain its pro rata equity interest in the Company (subject to AGV maintaining an equity ownership of at least 10% in the Company); (c) AGV is entitled to a similar equity offering participation right in connection with certain new entities that may be created by the Company to expand the application of its proprietary technologies; and (d) AGV has agreed to a 18 month standstill from July 3, 2018 and a 12 month restriction on dispositions of 75% of the securities acquired in the Private Placement.

Summary of Quarterly Results

A summary of operating results for each of the trailing eight quarters (including a comparison of certain key categories to each respective prior quarter) follows.

	Q2-19 Jun 30	Q1-19 Mar 31	Q4-18 Dec 31	Q3-18 Sep 30
Survey revenue	$10,954,617	$-	$-	$-
Net income (loss)	8,085,888	(1,763,320)	(1,392,716)	(1,660,031)

Income (loss) per share - basic	$0.12	$(0.03)	$(0.02)	$(0.02)
Income (loss) per share – diluted	$0.11	$(0.03)	$(0.02)	$(0.02)

	Q2-18 June 30	Q1-18 Mar 31	Q4-17 Dec 31	Q3-17 Sep 30
Survey revenue	$-	$-	$-	$-
Net income (loss)	(1,961,114)	(1,954,650)	(2,096,360)	(1,935,356)

Income (loss) per share – basic	$(0.03)	$(0.03)	$(0.04)	$(0.04)
Income (loss) per share – diluted	$(0.03)	$(0.03)	$(0.04)	$(0.04)

The above quarterly results have been prepared in accordance with US GAAP and are recorded in Canadian dollars.

Significant or Unusual Items Impacting Net Earnings:

Q2-19 recognized $10,954,617 of revenue from the Nigerian SFD® survey. There were no revenues in the previous seven quarters. The extent of the net loss in each of the previous seven quarters is mainly due to survey costs (related to aircraft lease and aircraft maintenance costs), G&A costs and non-cash items like stock-based compensation expense ("SBCE"), which can be a significant expense in any given quarter. In addition, income (loss) was affected by the following:

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In Q2-19, revenue was recognized on the Nigerian SFD® survey. The project was approximately 91% complete at the end of Q2-19.
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In Q1-19, survey costs were higher due to scheduled Phase 5 maintenance on the aircraft and significant legal and contract negation costs in preparing for the Nigerian project.
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In Q4-18, SBCE was lower by $283,811 as unvested options were forfeited. In addition, G&A costs decreased $156,271 for two reasons. Firstly, business development decreased as most of the business development work was centred in Calgary supporting Nigerian SFD® survey negotiations. Secondly, there was a decrease in public company costs as the previous quarter had significant costs related to the Private Placement. Offsetting this was an increase of $44,010 in survey expenses as NXT’s aircraft incurred a scheduled major maintenance in December 2018.
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In Q3-18, a gain of $185,661 has been recognized on the extinguishment of a liability from 2005 that was no longer payable. Also, interest income of $26,171 was earned on cash received from the Private Placement.
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In Q1-18, G&A costs were lower as NXT began to recognize the full extent of cost reductions started in the prior quarter.
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In Q4-17, G&A costs were higher due to severance and other costs incurred to implement cost reduction plans.

Summary of Operating Results

	Q2-19	Q2-18	2019 YTD	2018 YTD
Survey revenue	$10,954,617	$-	$10 ,954,617	$-
Expenses:
Survey costs	1,412,380	267,672	1,790,113	517,434
General and administrative	767,401	1,110,634	1,689,150	2,092,038
Stock-based compensation	3,775	153,791	7,550	449,075
Amortization of property & equipment	443,154	447,192	886,851	894,383
	2,626,710	1,979,289	4,373,664	3,952,930

Other Expenses (income):
Interest Expense (income), net	3,916	(14,276)	7,116	(14,207)
Foreign exchange (gain) loss	234,244	(3,264)	240,350	(10,136)
Other expense (recovery)	3,859	(635)	10,919	(12,823)
	242,019	(18,175)	258,385	(37,166)
Income (loss) before income taxes	8,085,888	(1,961,114)	6,322,568	(3,915,764)

Income tax expense :	-	-	-	-

Net Income (loss) for the period	$8,085,888	$(1,961,114)	6,322,568	(3,915,764)

Net Income (loss) per share - basic	$0.12	$(0.03)	$0.09	$(0.06)
Net Income (loss) per share – diluted	$0.11	$(0.03)	$0.09	$(0.06)

Net income for Q2-19 compared to Q2-18 increased by $10,047,002 or $0.15 per share basic. $10,954,617 of revenue was recorded in Q2-19 for the Nigerian SFD® survey. Survey costs were higher by $1,144,708 due to the Nigerian SFD® survey. G&A costs were lower by $343,233 due to reduced spending in most categories as focus was on the Nigerian SFD® survey. SBCE were lower in Q2-19 as most outstanding options are vested and therefore fully expensed. Foreign exchange loss was higher in Q2-19 compared to Q2-18 by $237,508 as the Company held significant balances in United States dollars in Accounts receivable, Cash and cash equivalents, Short-term investments and Deposits.

Net income for 2019 YTD compared to 2018 YTD increased by $10,238,332 or $0.16 per share basic. $10,954,617 of revenue was recorded in 2019 YTD for the Nigerian SFD® survey. Survey costs were higher by $1,272,679 due to the Nigerian SFD® survey. G&A costs were lower by $402,888 due to reduced spending in most categories as focus was on the Nigerian SFD® survey. SBCE were lower in 2019 YTD as 333,333 options vested in Q1-18 and most outstanding options in 2019 YTD are vested and therefore fully expensed. Foreign exchange loss was higher in 2019 YTD vs 2018 YTD by $250,486 as the Company held significant balances in United States dollars in Accounts receivable, Cash and cash equivalents, Short-term investments and Deposits.

Summary of Survey Expenses

	Q2-19	Q2-18	Net change
Aircraft lease costs	$99,704	$112,267	$(12,563)
Amortization of deferred gain	-	(38,825)	38,825
Aircraft operations	201,901	194,173	7,728
Survey projects	1,110,775	57	1,110,718
Total survey expenses, net	1,412,380	267,672	1,144,708

	YTD 2019	YTD 2018	Net change
Aircraft lease costs	$198,144	$223,411	$(25,267)
Amortization of deferred gain	-	(77,650)	77,650
Aircraft operations	481,341	371,559	109,782
Survey projects	1,110,628	114	1,110,514
Total survey expenses, net	1,790,113	517,434	1,272,679

During Q2-19, survey expenses included direct incremental survey costs for the Nigerian SFD® survey incurred to date. These costs include aircraft and hanger operating costs, staff costs to support the survey, and mobilization/demobilization costs. Fixed aircraft costs were consistent between the two quarters related entirely to the aircraft handling and maintenance costs, net of charter hire revenue.

During 2019 YTD, survey expenses included direct incremental survey costs for the Nigerian SFD® survey incurred to date as described above. Aircraft operation costs in 2019 YTD were higher than 2018 YTD as a Phase 5 major maintenance was completed in the quarter, net of charter hire revenue, as there were no SFD® surveys conducted in the first quarters of both years.

The aircraft is available for charter to third parties through our aircraft manager when it is not being used by NXT. Any charter fees received are used to offset aircraft costs.

In April 2017, NXT completed a sale and leaseback agreement of its aircraft with a Calgary based international aircraft services organization (the “Lessor”). NXT has leased the aircraft over an initial term of 60 months and retains all existing operating rights and obligations. NXT is required to make monthly payments to the Lessor of approximately US$39,500. NXT has the option to extend the term of the lease by an additional two years. Should NXT want to repurchase the aircraft at the end of the initial lease term, the purchase price is US$1.45 million. Under the new lease accounting standard, the amortization of the deferred gain is now classified within lease and lease interest costs.

General and administrative expense –The categories of costs included in G&A are as follows:

G&A Expenses	Q2-19	Q2-18	net change	%
Salaries, benefits and consulting charges	$327,258	$473,095	$(145,837)	(31%)
Board, professional fees, & public company costs	193,222	295,772	(102,550)	(35%)
Premises and administrative overhead	224,674	199,113	25,561	13%
Business development	22,247	142,654	(120,407)	(84%)
Bolivian overhead	-	-	-	-
Total G&A Expenses	767,401	1,110,634	(343,233)	(31%)

G&A Expenses	2019 YTD	2018 YTD	net change	%
Salaries, benefits and consulting charges	$802,653	$1,023,175	$(220,522)	(22%)
Board, professional fees, & public company costs	420,150	483,592	(63,442)	(13%)
Premises and administrative overhead	402,787	369,461	33,326	9%
Business development	63,560	209,354	(145,794)	(70%)
Bolivian overhead	-	6,456	(6,456)	(100%)
Total G&A Expenses	1,689,150	2,092,038	(402,888)	(19%)

G&A Expenses decreased 31% or $343,233 in Q2-19 compared to Q2-18 for the following reasons:

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Salaries, benefits and consulting charges were lower in Q2-19 when compared to Q2-18. This is due to a change to a lower cost mix in corporate staff, one less headcount and allocation of direct salary costs to survey costs.
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Board, professional fees and public company costs were 35% lower ($102,550) in Q2-19 compared to Q2-18 due to legal costs in 2018 to finalize the Private Placement and termination costs to suspend the Advisory Board.
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Premises and administrative overhead were 13% higher ($25,561) in Q2-19 compared to the same period the Q1-18 as the Company improved its information systems security.
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Business development costs decreased by $120,407 in Q2-19 compared to Q2-18. In Q2-19, the Company resources were focused on executing the Nigerian SFD® survey. In Q2-18 Company resources were fully focused on business development.

G&A expenses decreased by 19% or $402,888 in 2019 YTD compared to 2018 YTD.

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The main reason for salaries, benefits and consulting charges being lower in 2019 YTD than 2018 YTD is due to a change to a lower cost mix in corporate staff, one less headcount and allocation of direct salary costs to survey costs.
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Board, professional fees and public company costs, were 13% lower ($63,442) in 2019 YTD compared to 2018 YTD due to legal costs in 2018 to finalize the Private Placement and termination costs to suspend the Advisory Board. These were partially offset by higher legal costs in Q1-19 for the Nigerian SFD® survey negotiation and higher insurance costs given increased business activity.
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Premises and administrative overhead was 9% higher ($33,326) in 2019 YTD compared to the prior year, mostly due to increased costs related to the improvement of the information systems security.
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Business development costs decreased $145,794 (70%) as the Company focused its resources on first negotiating the Nigerian SFD® survey and then implementing the Nigerian SFD®.
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2018 YTD Bolivian overhead costs of $6,456 are related to closing of the Bolivian branch. The Bolivian operations and office were closed in 2017. Costs in 2018 YTD were related to fees to keep the branch dormant under Bolivian law. The branch is being formally closed and this is near completion. As the operations and office in Bolivia ceased in 2017, there is no effect on the financial results of the Company other than the closing costs.

Stock-based compensation – this expense varies in any given quarter or year as it is a function of several factors including the number of stock options issued in the period and the period of amortization (based on the term of the contract and/or number of years for full vesting of the options, which is normally three years) of the resultant expense. Also, SBCE is a function of periodic changes in the inputs used in the Black-Scholes option valuation model, such as volatility in NXT's trailing share price.

SBCE in Q2-19 was lower compared to Q2-18 by $150,016. During 2018 most options issued by the Company have vested, resulting in minimal expense in 2019.

SBCE in 2019 YTD was lower compared to 2018 YTD by $441,525. In Q1-18, 333,333 options vested. Currently, most options previously issued by the Company have vested, resulting in minimal expense in 2019 YTD.

Other Expenses	Q2-19	Q2-18	Net change
Interest (income) expense, net	$3,916	$(14,276)	$18,192
Unrealized foreign exchange loss	234,244	(3,264)	237,508
Intellectual property, R&D and ARO	3,859	(635)	4,494
Total Other Expenses, net	242,019	(18,175)	260,194

Other Expenses	YTD 2019	YTD 2018	Net change
Interest (income) expense, net	$7,116	$(14,207)	$21,323
Unrealized foreign exchange loss	122,684	(10,136)	132,820
Intellectual property, R&D and ARO	10,919	(12,823)	23,742
Total Other Expenses, net	140,719	(37,166)	177,885

Interest income (expense), net – includes interest income earned on short-term investments netted by interest expense from financial lease obligations. Since January 1, 2019 interest on finance leases is included in this account under the new lease accounting standard.

Loss (gain) on foreign exchange – this total is caused by changes in the relative exchange values of the US$ and CDN$. The Company held significant assets in US$ at June 30, 2019. These included Accounts receivable, Cash and cash equivalents, Short-term investments and the security deposit for the aircraft, all of which have an effect on the unrealized foreign exchange gain and loss. At June 30, 2019, the CDN$ dollar strengthen as compared to the US$ and as compared to earlier in the year. As SFD® survey fees are received in US$ the Company recorded higher revenue, but all US$ assets have declined in value at the end of Q2-19. Currently the Company does not have the ability to enter hedging contracts, but is currently working on strategies to reduce the volatility of US$ assets.

Intellectual property and other expenses – this category primarily includes costs related to intellectual property ("IP") filings and R&D activity related to the SFD® technology and costs for certain non-recurring, "project" activities.

For Q2-19 and 2019 YTD, the Company's IP and R&D expenses were for patent related costs. In 2018 YTD these costs were negative as the Company incurred less costs from a provider of R&D services than originally estimated.

Amortization Expenses	Q2-19	Q2-18	Net change
Property and equipment	$21,970	$26,008	$(4,038)
Intellectual property	421,184	421,184	-
Total Amortization Expenses	443,154	447,192	(4,038)

Amortization Expenses	YTD 2019	YTD 2018	Net change
Property and equipment	$44,484	$52,016	$(7,532)
Intellectual property	842,367	842,367	-
Total Amortization Expenses	886,851	894,383	(7,532)

Intellectual property and related amortization expense – NXT finalized its acquisition of specific rights to utilize the proprietary SFD® technology from its inventor, NXT's President & CEO, on August 31, 2015. As a result of this acquisition, NXT obtained the exclusive right to utilize the SFD® intellectual property in global hydrocarbon exploration applications.

The value attributed to the IP assets acquired in 2015 was $25.3 million. The IP assets are being amortized on a straight-line basis over a 15-year period (future amortization expense of $1,685,000 per year) and will also be subject to ongoing tests of potential impairment of the recorded net book value. No impairments were recognized during the periods ended Q2-19 and Q2-18.

Property and equipment amortization is lower for the period ended June 30, 2019 versus the same period in the prior year due to the Company using the declining balance method of depreciation. No significant property and equipment was acquired in the period.

Income tax expense - There was no income tax expense during 2019 YTD and 2018 YTD.

Competition

Our SFD® airborne survey service is based upon a proprietary technology, which is capable of remotely identifying, from a survey aircraft, subsurface anomalies associated with potential hydrocarbon traps with a resolution that we believe is technically superior to other airborne survey systems. To our knowledge there is no other company employing technology comparable to our SFD® survey system for oil and natural gas exploration.

Seismic is the standard technology used by the oil & gas industry to image subsurface structures. It is our view that the SFD® survey system is highly complementary to seismic analysis. Our system may reduce the need for seismic in wide-area reconnaissance but will not replace the role of seismic in verifying structure, closure and selecting drilling locations. The seismic industry is very competitive with many international and regional service providers.

The SFD® system can be used as a focusing tool for seismic. With a SFD® survey, a large tract (i.e. over 5,000 square kilometers) of land can be evaluated quickly to identify locations with indications of reservoir potential. Seismic surveys, although effective in identifying these locations, are much more expensive, require significantly more time and impose a much greater negative impact on local communities and the environment. A SFD® survey deployed first can provide necessary information to target a seismic program over a limited area of locations selected by SFD®. This approach can result in a more effective seismic program and reduce the overall cost, time, community resistance and environmental impact required to locate and qualify a prospect.

The industry uses other technologies for wide area oil and natural gas reconnaissance exploration, such as aeromagnetic and gravity surveys. These systems can provide regional geological information, such as basement depth, sedimentary thickness and major faulting and structural development.

Liquidity and Capital Resources

NXT's Cash and cash equivalents plus Short-term investments at June 30, 2019 totaled $2,956,351.

As NXT is operating on a going concern basis, NXT’s short-term ability to generate sufficient cash depends on the success of signing contracts and receiving advance payments. NXT's longer-term success remains dependent upon our ability to continue to attract new client projects and expand the revenue base to a level sufficient to exceed G&A expenses and generate excess net cash flow from operations. Proceeds from past equity financings have been used to provide NXT with funds to pursue, close and implement commercial transactions currently in negotiation, develop additional revenue streams including multi-client data sales and strategic partnerships and for general corporate and net working capital purposes. Please also see “Description of Business” regarding the Going Concern assumption over the next 12 months.

Risks related to having sufficient ongoing net working capital to execute survey project contracts are mitigated through our normal practice of obtaining progress payments from prospective clients throughout the course of the projects, which often span three to four months. In addition, where possible, risk of default on client billings has been mitigated through the use of export insurance programs offered by Export Development Canada.

During Q2-19, NXT continued to make progress in strengthening its liquidity and net working capital through a series of corporate actions described below.

Reduction in corporate costs: Reduction in corporate costs included a reduction in non-essential staff and new human resource policies to reduce staffing costs. Please see the discussion under "Summary of Operating Results – General and administrative expense" for the results of these reductions.

Nigerian SFD® Survey: Under NXT’s Nigerian SFD® survey contract with PE US$5.7 million of progress payments through the date of this MD&A has been received. In addition, the Company has maintained current staffing and spending levels. NXT estimates it will not have sufficient funds to meet its ongoing obligations for the 12 month period from the date of this MD&A if no further payments were to be received from PE. If, with the completion of the Nigerian SFD® survey, NXT receives timely receipt of milestone payments from the Nigerian SFD® survey, the Company’s cash position will improve. If there are not further payments on SFD® surveys, NXT will require additional funds in order to continue to seek revenue contracts, pay salaries, suppliers and to maintain its aircraft obligations.

The Company does not have provisions in its leases, contracts, or other arrangements that would trigger additional funding requirements or early payments.

If the Company were to default on its office lease the current month rent plus the next three months become immediately due. If the Company were to default on the aircraft lease, the aircraft is to be delivered back to the Lessor.

The U.S. Federal Aviation Administration (the “FAA”) and European Aviation Safety Agency (the “EASA”) have mandated that all aircraft flying in designated controlled airspace across European and US regions must be equipped with a new transponder technology known as Automatic Dependent Surveillance - Broadcast (ADS-B) by January 1, 2020 for the United States and June 7, 2020 for Europe . The system uses highly accurate (WAAS) GPS position data to transmit the aircraft's position to a network of ground based receivers that feed the information to Air Traffic Control (ATC) nationwide. The Company has sourced the equipment and expects the cost to be approximately $240,000 which will include the equipment cost, installation and validation. The Company plans to source the funds for the equipment out of operating cash flow in the third quarter.

NXT has no secured debt and had net working capital of $10,450,774 as at June 30, 2019, as follows:

Net Working Capital Summary	June 30, 2019	Dec 31, 2018	net change as at Q2-19
Current assets (current liabilities)
Cash, cash equivalents and Short-Term Investments	$2,956,351	$4,239,532	$(1,283,181)
Accounts receivable	9,129,288	61,279	9,068,009
Prepaid expenses and deposits	226,055	65,159	160,896
Accounts payable and accrued liabilities	(1,025,418)	(499,535)	(525,883)
Contract obligations	(132,079)	-	(132,079)
Current portion of lease obligation	(703,423)	(42,603)	(660,820)
Net Working Capital	10,450,774	3,823,832	6,626,942

The increase in net working capital was due to recognizing accounts receivable from the Nigerian SFD® survey offset by the cash used for operating activities during 2019 YTD and an increase in accounts payable and accrued liabilities as a result of expenses incurred during the Nigerian SFD® survey. In addition, net working capital decreased due to the recognition of the current portion of lease obligations.

The net increase in accounts payable and accrued liabilities is comprised of the following movements:

Accounts Payable Summary	June 30, 2019	Dec 31, 2018	net change as at Q2-19
Trade accounts payable	$(641,376)	$(138,509)	$(502,867)
Deferred gain on sale of aircraft	-	(155,301)	155,301
Deferred director /Advisory Board payable	(127,038)	(48,079)	(78,959)
Accrued liabilities	(177,164)	(110,375)	(66,789)
Vacation pay accrued	(79,840)	(47,271)	(32,569)
Total Accounts Payable	(1,025,418)	(499,535)	(525,883)

Trade accounts payable as at June 30, 2019 increased by $502,867 compared to those outstanding as at December 31, 2018 as a result of expenses incurred during the Nigerian SFD® survey.

For Q2-19, deferred gain on sale of aircraft has now been reclassified under current lease obligations.

Deferred director and Advisory Board fees increased by $78,959 as director fees for the first half of 2019 were not paid until July 2019.

Accrued liabilities increased by $66,789 due to deferrals of payments until the receipt of payments from the Nigerian SFD® survey contract.

Vacation pay accrued increased by $32,569 as employees vacations have been deferred during the Nigerian SFD® survey.

The overall net changes in cash balances in each of the periods noted above is a function of several factors including any inflows (outflows) due to changes in net working capital balances and net of any cash transferred into/out of short-term investments. Further information on the net changes in cash, by each of the operating, financing and investing activities, is as follows:

Cash Flow Summary - from / (used in)	Q2-19	Q2-18	2019 YTD	2018 YTD
Operating activities	$(384,271)	$(1,942,964)	$(1,262,250)	$(3,281,872)
Financing activities	(10,554)	4,093,205	(20,931)	8,377,941
Investing activities	900,000	(4,960,007)	2,100,000	(4,310,006)
Net source (use) of cash	505,175	(2,809,766)	816,819	786,063
Cash and cash equivalents, start of period	651,176	3,762,447	339,532	166,618
Cash and cash equivalents, end of period	1,156,351	952,681	1,156,351	952,681
Cash and cash equivalents	1,156,351	952,681	1,156,351	952,681
Short-term investments	1,800,000	3,900,000	2,654,337	3,900,000
Total Cash and Short-Term Investments	2,956,351	4,852,681	3,810,688	4,852,681

Operating Activities	Q2-19	Q2-18	2019 YTD	2018 YTD
Net income (loss) for the period	$8,085,888	$(1,961,114)	$6,322,568	$(3,915,764)
Total non-cash expense items	622,739	544,625	1,034,008	1,241,772
Change in non-cash working	8,708,627	(1,416,489)	7,356,576	(2,673,992)
capital balances	(9,092,898)	(526,475)	(8,618,826)	(607,880)
Total Cash from (used in) Operating Activities	(384,271)	(1,942,964)	(1,262,250)	(3,281,872)

For Q2-19 as compared to Q2-18 operating cash flow increased by $1,558,693 given receipt of US$1,000,000 from the Nigerian SFD® survey and the increase in accounts payable for survey costs. 2019 YTD operating cash flow increased by $2,019,622 due to the receipt of US$1,300,000 from the Nigerian SFD® survey and the increase in accounts payable from accrued survey costs.

Financing Activities	Q2-19	Q2-18	2019 YTD	2018 YTD
Proceeds from exercise of stock options	$-	$-	-	$5,067
Net proceeds from Private Placement/Rights offering	-	4,103,011	-	8,392,332
Cost of Shares for debt	-	-	-	-
Repayment of capital lease obligation	(10,554)	(9,806)	(20,931)	(19,458)
Total Cash from (used in) Financing Activities	(10,554)	4,093,205	(20,931)	8,377,941

NXT recorded a net cash financing outflow of $10,554 in Q2-19 and $20,931 on payments for its finance lease. The Q2-18 and 2018 YTD inflows were from the first and second tranches of the Private Placement.

Investing Activities	Q2-19	Q2-18	2019 YTD	2018 YTD
Purchase of property and equipment	$-	$(10,006)	$-	$(10,006)
Decrease (increase) in short-term investments	900,000	(4,950,001)	2,100,000	(4,300,000)
(Increase) in deposits	-	-	-	-
Total Cash from (used in) Investing Activities	900,000	(4,960,007)	2,100,000	(4,310,006)

Short-term investments in Q2-19 and 2019 YTD decreased to pay operating costs in each period. The increase in Short-term investments in both period of 2018 was from the investment of cash received from the Private Placement.

Contractual Commitments

Office premises non-lease operating costs

Associated with the adoption of ASC Topic 842 (“Topic 842), all operating leases were recognized on the Condensed Consolidated Balance Sheet. Accordingly, operating leases are not included in the commitments table below. The table below is the non-lease operating cost components associated with the building lease.

The estimated minimum annual commitments for these leases are as follows, as at June 30, 2019:

For the period ended December 31	Office Premises
2019	$110,962
2020	222,069
2021	222,501
2022	222,501
2023	222,501
1,000,534
Thereafter, 2024 through 2025	389,377
1,389, 911

Financial Instruments

The Company’s non-derivative financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities and finance and operating leases. The carrying value of these financial instruments approximates their fair values due to their short terms to maturity. NXT is not exposed to significant interest or credit risks arising from these financial instruments, though NXT will not be able to meet its obligations for its capital and operating leases if contract payments are not received as expected. NXT is exposed to foreign exchange risk as a result of periodically holding foreign denominated financial instruments. Any unrealized foreign exchange gains and losses arising on such holdings are reflected in earnings at the end of each period.

As at June 30, 2019 and December 31, 2018, the Company held no derivate financial instruments.

Additional Disclosures – Outstanding Share Capital and Dilutive Securities

	As at
	August 7, 2019	June 30, 2019	December 31, 2018
Common shares issued and outstanding:
Common shares	68,573,558	68,573,558	68,573,558
Common shares issuable upon exercise:
Warrants	3,421,648	3,421,648	3,421,648
Restricted stock units	750,000	-	-
Stock options	1,169,000	1,272,000	1,297,000
Total Share Capital and Dilutive Securities	73,914,206	73,267,206	73,292,206

As part of the consideration for the Co-operative Agreement with AGV, NXT has received approval from the TSX and its shareholders to a 12-month extension of the expiry date AGV’s 3,421,648 Warrants. The Warrants have been extended to February 16, 2020. Each Warrant entitles the holder to acquire one Common Share at an exercise price of $1.20 for an additional twelve months to February 16, 2020.

In July 2019, the Board awarded 750,000 Restricted Stock Units to certain employees of the Company.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements as of the date of these financial statements other than office premise non-lease operating costs. The lease is with Interloq Capital. If the Company were to default on its office lease the current month rent including operation costs plus the next three months become immediately due. Operating cost amounts are disclosed in “Contractual Commitments”.

Other Transactions with Related Parties

One of the members of NXT's Board, Thomas Valentine, is a partner in the law firm Norton Rose Fulbright, which provides legal advice to NXT. Legal fees (including costs related to share issuance) incurred with this firm were as follows:

	For the three-month period		For the six-month period
	ended June 30		ended June 30
	2019	2018	2019	2018
Legal Fees	$57,160	$188,263	$97,149	$209,156

Accounts payable and accrued liabilities includes a total of $81,720 ($5,999 as at December 31, 2018) payable to this law firm. Norton Rose Fulbright continues to provide legal services to NXT.

In addition, accounts payable and accrued liabilities include $NIL ($7,461 as at December 31, 2018) related to re-imbursement of expenses owing to the CEO of NXT.

 Critical Accounting Estimates

The key elements and assumptions are substantially unchanged from those described in NXT's annual audited consolidated financial statements as at and for the year-ended December 31, 2018 other than as described below.

Revenue

The performance obligation for NXT is the acquisition, processing, interpretation and integration of Stress Field Detection SFD® data. Revenue from the sale of SFD® survey contracts (net of any related foreign sales taxes) is recognized over time by measuring the progress toward satisfaction of its performance obligations to the customer. All funds received or invoiced in advance of recognition of revenue are reflected as contract obligations and classified as a current liability on the balance sheet.

The Company uses direct survey costs as the input measure to recognize revenue given in any fiscal period. The percentage of direct survey costs incurred to date over the total expected survey costs to be incurred, provides an appropriate measure of the stage performance obligation being satisfied over time and has a high degree of certainty.

Changes in Accounting Policies

Leases

On January 1, 2019, NXT adopted Topic 842, Leases and related amendments, using the modified retrospective approach recognizing a cumulative effect adjustment at the beginning of the reporting period in which Topic 842 was applied. Results for reporting the periods beginning after January 1, 2019, are presented in accordance with Topic 842, while prior periods have not been restated and are reported in accordance with ASC Topic 840, Leases (“Topic 840”). On transition, NXT elected certain practical expedients permitted under Topic 842 which include:

a)
No reassessment of the classification of leases previously assessed under Topic 840.
b)
The use of hindsight in determining the lease term where the contract contains terms to extend or terminate the lease

In accordance with Topic 842, NXT recognized a Right of Use ("ROU") asset and corresponding lease liability for all operating leases on the Condensed Consolidated Interim Balance Sheet. Prior to the adoption of Topic 842, operating leases were not recognized on the Condensed Consolidated Interim Balance Sheet. There was no impact to finance leases on transition to Topic 842. The impact from recognizing operating leases on NXT’s Condensed Consolidated Balance Sheet is as follows:

Account	Notes	As reported December 31, 2018	Adjustments	Balance on Adoption as at January 1, 2019
Property and equipment	i	$683,157	$(139,725)	$543,432
Right of Use	ii	-	3,536,161	3,536,161
Total Assets		$25,264,268	$3,396,436	$28,660,704

Accounts payable and accrued liabilities	iii	$499,535	$(155,301)	$344,234
Current portion of capital lease obligations	i	42,603	(42,603)	-
Current portion of lease obligations	ii	-	672,087	672,087
Capital lease obligations	i	42,515	(42,515)	-
Long-term lease obligations	ii	-	3,406,136	3,406,136
Other liabilities	iii	362,368	(362,368)	-
Deferred charges	iv	79,000	(79,000)	-
Total Liabilities and Shareholders’ Equity		$25,264,268	$3,396,436	$28,660,704

Notes:

i.
Reclassify previously recognized finance leases:
Leases accounted for as finance leases were reclassified to ROU asset and lease liabilities from property, plant and equipment and capital lease obligations, respectively.
ii.
Lease liabilities:
The Company recognized lease liabilities in relation to leases which had previously been classified as operating. Under the principles of the new standard these leases have been measured at the present value of the remaining lease payments, discounted using the Company’s estimated incremental borrowing rates or implied interest rate in the lease contract. Rates varied between 7.4% and 15.7%. Total lease liabilities of $4,078,223 were recorded as at January 1, 2019, of which $672,087 is the current portion.
iii.
Account payable and other accrued liabilities, Other liabilities:
The deferred gain on sale of the aircraft was reclassified from Accounts payable and Other accrued liabilities, and Other liabilities to Current portion of lease obligations and Long-term lease obligations.
iv.
Deferred charges:
The Deferred charges for the office lease have been reclassified to ROU assets and are being amortized on a straight line basis over the remaining period of the lease.

Although Topic 842 does not have a material impact on the Condensed Consolidated Statements of Earnings or Cash Flows, the change in the accounting of the aircraft lease results in interest expense of $18,228 and $38,019 for the three and six months ended June 30, 2019 being recorded, whereas under Topic 840 that amount was recorded under survey costs. In the Condensed Consolidated Interim Statements of Cash Flows under Operating Activities, amortization of deferred gain on sale of aircraft and deferred rent are now presented as amortization of financial liability, under Topic 842.

Leases entered into for the use of an asset are classified as either operating or finance, which is determined at contract inception. Upon commencement of the lease, a ROU asset and corresponding lease liability are recognized on the Condensed Consolidated Interim Balance Sheet for all operating and finance leases. NXT has elected the short-term lease exemption, which does not require a ROU asset or lease liability to be recognized on the Condensed Consolidated Interim Balance Sheet when the lease term is 12 months or less and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

Upon commencement of the lease, ROU assets are measured at the initial measurement of the lease liability adjusted for any lease payments made before commencement date of the lease, less any lease incentives received and including any initial direct costs incurred. Lease liabilities are initially measured at the present value of future minimum lease payments over the lease term. The discount rate used to determine the present value is the rate implicit in the lease unless that rate cannot be determined, in which case NXT’s incremental borrowing rate is used.

Operating lease ROU assets and liabilities are subsequently measured at the present value of the lease payments not yet paid and discounted at the initial discount rate at commencement of the lease, less any impairments to the ROU asset. Operating lease expense and revenue from any subleases are recognized in the Condensed Consolidated Interim Statement of Earnings on a straight line basis over the lease term. Finance lease ROU assets are over the estimated useful life of the asset if the lessee is reasonably certain to exercise a purchase option or ownership of the leased asset transfers at the end of the lease term, otherwise the leased assets are amortized over the lease term. Operating leases include office buildings aircraft and printer. Finance leases include office equipment. Currently there are no subleases.

NXT’s lease contracts include rights to extend leases after the initial term. Rights to extend or terminate a lease are included in the lease term when there is reasonable certainty the right will be exercised. Factors used to assess reasonable certainty of rights to extend or terminate a lease include current and forecasted survey plans, anticipated changes in strategies, historical practice in extending similar contracts and current market conditions.

Risk Factors

NXT is exposed to numerous business related risks, some of which are unique to the nature of its operations. Many of these risks cannot be readily controlled.

Future Operations

NXT is still in the early stages of realizing wide-spread commercialization of its SFD® technology. Its ability to generate cash flow from operations will depend on its ability to service its existing clients and develop new clients for its SFD® services. Management recognizes that the commercialization phase can last for several years and that it can have significant economic dependence on a small number of clients, which can have a material effect on the Company's operating results and financial position.

NXT anticipates that it will be able to generate both net income and cash from operations in future years based on its current business model however, this outcome cannot be predicted with certainty. The Company has a history of generating net losses and periodic shortages of current assets less current liabilities. The Company's consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities that might be necessary should NXT be unable to generate sufficient revenues, net income and cash flow from operations in future years in order to continue as a going concern.

Financial Statements

The preparation of financial statements requires our management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities including the disclosure of contingent assets and liabilities as well as revenues and expenses recorded in our financial statements. Estimates made relate primarily to the measurement of accrued liabilities, stock-based compensation expense, valuation of future income tax assets, estimates for asset retirement obligations, and the useful lives of capital assets and intellectual property.

The estimates and assumptions are reviewed periodically and are based upon the best information available to management; however, we cannot provide assurance that future events will not prove that these estimates and assumptions are inaccurate. Any revisions to our estimates and assumptions may have a material impact on our future reported net income or loss and assets and liabilities.

Commodity Prices

NXT's customer base is in the oil and natural gas exploration industry, which is exposed to risks of volatility in oil and natural gas commodity prices. As such, demand for our services and prospective revenues may become adversely impacted by ongoing declines in oil and natural gas prices. The impact of price changes on our ability to enter into SFD® survey contracts cannot be readily determined. However, in general, if commodity prices decline significantly, our opportunity to obtain and execute SFD® survey contracts will also likely decline, at least in the short term.

Foreign Currency Fluctuations

We currently conduct cash transactions and have holdings in Canadian dollars, U.S. dollars and periodically have holdings of local currency in other countries. We generally contract to earn revenues in U.S. dollars and potentially may earn revenues in Canadian dollars and other foreign currencies.

Our reporting currency is in Canadian dollars. We currently do not engage in currency hedging activities but are reviewing opportunities to do so. Our cash positions and potential foreign currency revenue streams in currencies other than Canadian dollars exposes us to exchange rate fluctuations between the Canadian dollar and foreign currencies.

Our financial position will be affected by exchange rate fluctuations. We may earn revenue and incur expenses denominated in foreign currencies yet report our financial results in Canadian dollars. Furthermore, we intend to enter into contracts to provide services in foreign countries and may periodically conduct business in other currencies such as the Euro. Changes in currency exchange rates could have an adverse effect on the Company's business, financial condition and results of operations.

Interest Rate Fluctuations

We periodically invest available cash in short term investments that generate interest income that will be affected by any change in interest rates.

Availability of Aircraft

In April 2017, NXT completed a sale and leaseback agreement of its aircraft with a Calgary based international aircraft services organization (in this section, the “Lessor”). The terms of the agreement resulted in NXT selling its 1997 Cessna Citation Ultra 560 jet aircraft that was purchased in 2015. NXT has leased the aircraft over an initial term of 60 months and retains all existing operating rights and obligations. NXT is required to make monthly payments to the Lessor of approximately US$39,500. NXT has the option to extend the term of the lease by an additional two years. Should NXT want to repurchase the aircraft at the end of the initial lease term, the purchase price is US$1,450,000. When the aircraft is not needed for use by NXT, we seek to earn charter hire revenues from the aircraft through a third party, Air Partners.

Air Partners also has access to an alternate, similar model aircraft (certified for the use of our survey equipment) which could be charter hired for use by NXT if needed.

In the event that NXT’s aircraft is not available (due to damage, a need for extensive repairs, or other unforeseen events) to conduct survey projects, there is a risk that suitable alternative aircraft may not be available on a timely basis from other charter operators when needed. This inability to conduct survey operations could have a material adverse effect on the Company's business, financial condition and results of operations.

Segregation of Duties

Certain duties that are most appropriately segregated between different employees are due to our current limited staff, assigned to one or two individuals depending on the task.

Standard internal control methodology involves the separation of incompatible functions by assigning these functions to separate individuals, and in larger organizations, to separate departments. We often cannot allocate these functions to separate individuals because our administrative staff is limited.

Although we have adopted alternative control methods designed to compensate for the reduced ability to separate incompatible functions, these alternative controls are not effective and there is more than a remote likelihood that our internal control over financial reporting will not prevent or detect material misstatements if they should exist in our financial statements. This lack of separation of duties exposes us to potential misappropriation of funds, embezzlement and other forms of fraud and could have a material adverse effect on our business, financial condition and results of operations.

Related Party Transactions

We may periodically enter into related party transactions with our officers and directors. The most significant transaction was a “Technology Transfer Agreement” (the “TTA”) that was executed on December 31, 2006 between NXT and Mr. George Liszicasz, our CEO, President and Chairman wherein we issued 10,000,000 convertible preferred shares to him in exchange for the rights to the SFD® technology for use in hydrocarbon exploration. In 2013, a total of 2,000,000 of these preferred shares were converted (on a one-to-one basis) into common shares and the remaining 8,000,000 preferred shares were converted in August 2015.

Although we manage this potential conflict of interest risk through maintenance of a strong independent Board, all related party transactions have the potential for conflicts of interest that may compromise the ability of Board members to exercise their fiduciary responsibility to NXT shareholders.

For the period December 1, 2017 to January 31, 2018, Mr. Selby acted as the Interim CFO of the Company.

Conflicts of Interest

Mr. George Liszicasz, our CEO, is our largest shareholder, and as of August 7, 2019 owns approximately 23% of our outstanding common shares and therefore has a substantial influence in all shareholder matters.

Controls do exist to mitigate any potential risks associated with this conflict of interest. Mr. Liszicasz adheres to a code of conduct which includes a fiduciary responsibility to the Company and its shareholders, and this conduct is governed by the independent board of director who collectively represent a majority of the Board. Furthermore, all material related party transactions are disclosed publicly.

Should these conflict of interest controls not be effective, decisions may be made by the Company that may advantage Mr. Liszicasz and negatively impact other shareholders.

Rights to SFD Technology

Our rights to ownership and use of SFD® technology depended on Mr. Liszicasz having the lawful right to sell to NXT the exclusive rights to exploit the SFD® technology for the exploration of hydrocarbons as agreed to in the TTA.

A risk exists that an unknown party may claim some legal entitlement to our intellectual property, our rights to commercialize this intellectual property or our right to create SFD® devices and processes. However, we believe that such a claim would be without merit.

The SFD® technology is an essential component of our business plan. If a third party challenged our lawful entitlement to this technology, the legal defense of our right to the technology may be expensive and could cause a loss of our right to the SFD® technology, or a protracted legal process to assert our right to the technology would have a material adverse effect on the Company's business, financial condition and results of operations.

Reliance on Specialized Equipment

We rely on specialized data acquisition equipment, including a limited number of SFD® sensor devices, to conduct our aerial SFD® survey operations. We would be at risk if these survey sensors were to become damaged, destroyed, worn out, stolen or in any way became unavailable for use in operations prior to us creating and testing additional sensors. Should the sensors become unavailable for any reason, our ability to conduct surveys could be delayed for several months as we built new sensors. During this period, we may become unable to satisfy contractual obligations, which may jeopardize future revenue opportunities and may potentially result in a client drawing on a contract performance bond posted by the Company or otherwise making claims against the Company for breach of contract. In addition, an inability to satisfy contractual obligations may have an adverse effect on our developing reputation within the oil and gas community.

NXT seeks to mitigate this risk by researching new designs and constructing additional SFD® sensor devices.

Geological Conditions

As the Company is in the early commercialization phase, SFD® surveys have not been tested over all potential geological conditions. Some geological conditions may subsequently be proven to be unsuited for SFD® surveys thereby creating unforeseen limitations to the application of SFD® surveys.

Any limitation to the application of SFD® surveys has the potential of restricting future revenue opportunities and if not properly disclosed to industry clients, such limitations may impact the reputation of the Company with these clients.

Technological Improvement

Unless we pursue ongoing technological improvement and development, we may be unable to respond to changes in customer requirements or new competitive technologies.

We must continue to refine and develop our SFD® survey system to make it scalable for growth and to respond to potential future competitive pressures. These improvements require substantial time and resources. Furthermore, even if resources are available, there can be no assurance that the Company will be commercially or technically successful in enhancing the technology. Our inability to keep pace with new technologies and evolving industry standards and demands could have a material adverse effect on our business, financial condition and results of operations.

Reliance on Key Personnel

We rely on a limited number of key personnel who collectively possess the knowledge and skills to conduct SFD® surveys and interpret SFD® data as required to meet contract obligations. Additional or replacement personnel cannot be found and trained quickly. The loss of any of these key persons or increased demand for our services from clients could impair our ability to meet contract obligations, thereby adversely impacting our reputation and our ability to earn future revenue from clients.

The Company's future success depends, to a significant extent, on the continued service of its key technical and management personnel and on our ability to continue to attract and retain qualified employees. The loss of the services of our employees or a failure to attract, retain and motivate qualified personnel could have a material adverse effect on our business, financial condition and results of operations. We do not have “key man” insurance on any of our personnel.

The Company has put in place employment agreements with its chief executive officer, George Liszicasz.

We have a dependence on Mr. Liszicasz and three other staff members to be involved in the SFD® data interpretation process and to continue to enhance our technology. We are working to minimize dependency on key personnel. Mr. Liszicasz has trained and continues to train a team of signal interpreters to minimize our reliance on him to perform these functions. Currently, a total of four persons, two of which are highly experienced, are trained to interpret SFD® signals.

Although we have engaged employees with suitable credentials to work with Mr. Liszicasz to enhance our interpretation process and further develop the SFD® technology, if we are unable to reduce dependence on Mr. Liszicasz and he becomes incapable of performing or unwilling to perform these functions, then there may be an adverse effect on our ability to interpret the data from SFD® surveys or to enhance our technology.

Within the province of Alberta, the skilled personnel that we require may periodically be in short supply and there is specialized training required that can take several months in order for a new employee to become effective. If we cannot hire these key personnel, we have inadequate time to train them or should we lose current personnel, then our ability to accept contracts or meet contract commitments may be adversely affected, thereby restricting our ability to earn revenue.

Cyber Security

Our ability to manage our operations successfully is critical to our success. Our business relies on our ability to electronically gather, compile, process, store and distribute data and other information. Unintended interruptions or failures resulting from computer and telecommunications failures, equipment or software malfunction, power outages, catastrophic events, security breaches (such as unauthorized access by hackers), social engineering schemes, unauthorized access, errors in usage by our employees, computer viruses, ransomware or malware, and other events could harm our business.

In April 2019, we were the target of a ransomware attack that involved the infiltration and infection of our computer systems.  We made no payments relating to the ransomware and did not lose data.  Following the ransomware incident, we began undertaking remediation efforts and other steps to enhance our data security infrastructure. In connection with these efforts, we have incurred costs and expect to incur additional costs as we take further steps to prevent unauthorized access to our systems and the data we maintain.  We cannot provide any assurance that all potential causes of the incident have been identified and remediated and will not occur again.  While we have taken measures to minimize the impact of these problems, the proper functioning of these systems is critical to our business operations. Any security breach or failure in our computer equipment, systems or data could result in the interruption of our business operations and adversely impact our financial results.

Ability to Trade Shares

There is no certainty that an investor can trade our common shares on public markets at a stable market price. The Company has historically had a limited public market for our common shares on the TSX Venture Exchange (the “TSX-V”), and the United States (“U.S.”) OTC Markets Group’s Venture Stage Marketplace (the “OTCQB”) and there is a risk that a broader or more active public trading market for our common shares will not develop or be sustained, or that current trading levels will not be sustained. Effective March 22, 2016, the Company’s application to graduate from the TSX-V to the broader Toronto Stock Exchange, Canada’s premier stock exchange listing, was approved.

The market price for the common shares on the exchanges where our stock is listed has been, and we anticipate will continue to be, extremely volatile and subject to significant price and volume fluctuations in response to a variety of external and internal factors. This is especially true with respect to emerging companies such as ours. Examples of external factors, which can generally be described as factors that are unrelated to the operating performance or financial condition of any particular company, include changes in interest rates and worldwide economic and market conditions, as well as changes in industry conditions, such as changes in oil and natural gas prices, oil and natural gas inventory levels, regulatory and environment rules, and announcements of technology innovations or new products by other companies. Examples of internal factors, which can generally be described as factors that are directly related to our consolidated financial condition or results of operations, would include release of reports by securities analysts and announcements we may make from time to time relative to our operating performance, clients exploration results, financing, advances in technology or other business developments.

Because we have a limited operating history and a limited history of profitability to date, the market price for the common shares is more volatile than that of a seasoned issuer. Changes in the market price of the common shares, for example, may have no connection with our operating results or the quality of services provided to clients. No predictions or projections can be made as to what the prevailing market price for the common shares will be at any time, or as to what effect, if any, that the sale of shares or the availability of common shares for sale at any time will have on the prevailing market price. Given the relatively low historic trading volumes, small trades of NXT’s common shares can adversely and potentially dramatically affect the market prices for those shares.

Accordingly, investors in our common stock should anticipate both volatile stock price and poor liquidity unless these conditions change.

Dividends

We have never paid any cash dividends on our common shares and we do not anticipate that we will pay any dividends in the foreseeable future. Our current business plan is to retain any future earnings to finance the expansion of our business. Any future determination to pay cash dividends will be at the discretion of our Board and will be dependent upon our consolidated financial condition, results of operations, capital requirements and other factors as our Board may deem relevant at that time.

Dilution

Our right to issue additional capital stock at any time could have an adverse effect on your proportionate ownership and voting rights.

We are authorized under our Articles of Incorporation to issue an unlimited number of common shares and an unlimited number of preferred shares. We may issue these shares under such circumstances and in such manner and at such times, prices, amounts and purposes as our Board may, in its discretion, determine to be necessary and appropriate, subject to compliance with all applicable exchange regulations and corporate and securities laws. Proportionate ownership and voting rights of common shareholders could be adversely affected by the issuance of additional common shares which may result in common share value dilution.

Intellectual Property

We may not be able to protect our trade secrets and intellectual property from competitors who would use this knowledge to eliminate or reduce our technological advantage.

Our success and future revenue growth will depend, in part, on our ability to protect our IP. We have commenced an IP strategy process to obtain patents related to the SFD® technology, while also utilizing “trade secrets” protection of the proprietary nature of our technology as applicable.

Initiatives to expand and protect our IP (including patenting and new R&D initiatives) were very successful in 2017. Squire Patton Boggs LLP, a United States based leader in IP protection, has been advising NXT on our IP strategy, including the prior filing of an initial US provisional patent application in May 2012. In November 2014, NXT filed a related patent amendment submission in the US and since that time has undertaken new patent applications in select strategic international markets.

As of the date of this MD&A, SFD® patents have been granted in Russia (January 2017), Japan (July 2017), Canada (August 2017), Europe (September 2017) and the United States (November 2017), and notices of allowance have been also received from Mexico (July 2017) and China (March 2018), which are areas of prime commercial focus for the Company. As of the writing of this financial report, NXT has been granted patents, filed or received patent allowance for SFD® in different 48 countries. The SFD® patents serve an important purpose beyond the protection they provide to the proprietary SFD® technology. Our patents also serve as an independent third-party verification of the scientific principles that form the basis of the SFD® process and its application.

The patent protection application process requires disclosure of at least some aspects of our SFD® technology to third parties and ultimately public disclosure. This disclosure could significantly increase the risk of unlawful use of our technology by third parties. Furthermore, we have no assurance that, even if we seek patent protection, a patent could be registered to protect our IP in all or any jurisdictions within North America or other countries throughout the world. If registered, there can be no assurance that it would be sufficiently broad to protect our technology or that any potential patent would not be challenged, invalidated or circumvented or that any right granted thereunder would provide meaningful protection or a competitive advantage to us. Finally, protection afforded by patents is limited by the financial resources available to legally defend IP rights. We currently do not possess the required financial resources to fund a lengthy defense of our rights if challenged by a much larger competitor or an oil and gas company.

We do enjoy common and contract law protection of our technology and trade secrets. Employees and contractors are governed by confidentiality agreements as well as a fiduciary responsibility to protect our technology, supporting documentation and other proprietary information.

Our strongest protection of the SFD® technology comes from restricting access to knowledge concerning the technology. Only a very limited number of NXT personnel have access to or knowledge of the underlying SFD® technology and no one employee and only one officer has access or knowledge of all aspects of the SFD® system. Currently, no third party has any significant knowledge of the technology. As further protection, SFD® equipment does not leave the direct control of NXT employees, thereby preventing unauthorized replication of the equipment.

The Company reassesses the appropriateness of its IP protection strategy on an ongoing basis and seeks advice from IP advisors as necessary.

It is possible that a third party will copy or otherwise obtain and use the Company's technology without authorization, develop a similar technology independently or design around the Company's secrets. Accordingly, there can be no assurance that the steps taken by the Company to prevent misappropriation or infringement of our IP will be successful.

An inability to protect our IP would make it possible for competitors to offer similar products and services that could have a material adverse effect on our business, financial condition and results of operations.

Flight Operations

We experience operational hazards in our flight operations that may subject us to potential claims in the event that an incident or accident occurs.

The flight operations of SFD® surveys are subject to the hazards associated with general flight operations. An aircraft accident may cause personal injury and loss of life, as well as severe damage to and destruction of property or the SFD® sensors and related equipment.

Independent third parties provide all the services required to maintain and operate the aircraft; they bear the primary risks of flight operations. These services are provided by an organization accredited by Transport Canada to operate aircraft in accordance with Transport Canada approved and audited operating procedures. The aircraft operator employs the required pilots, aircraft maintenance engineers and support personnel and ensures that they operate within their Transport Canada operating certificate. Our employees do not perform any airworthiness or flight safety operations.

We require the flight contractor to maintain appropriate insurance coverage for the risks associated with aircraft operations and we obtain insurance coverage to provide us with additional risk protection. In addition, we maintain general business insurance coverage and believe that this insurance and the policy limits are appropriate for the operational risks that we incur.

Despite our policy to not operate the aircraft directly and our insurance coverage, we cannot avoid or alternatively be insured for all risks of flight operations. In the event of an incident or accident we may be sued by injured parties in excess of our policy limits or for damages that are not covered by our insurance policy. The magnitude of a lawsuit of this nature is not determinable. Furthermore, to the extent that our SFD® equipment is damaged, we may be unable to conduct SFD® surveys for several months following an accident.

Foreign Countries

We conduct operations in foreign countries, which exposes us to several risks that may have a material adverse effect on the Company.

Criminal Activity and Social Instability

In the past, we have operated in foreign countries such as Colombia, which over the past two decades experienced significant social upheaval and criminal activity relating to drug trafficking, kidnapping and terrorist acts. While the situation has improved dramatically in recent years, there can be no guarantee that the situation will not deteriorate again, nor are these risks eliminated as yet. Furthermore, other potential international survey locations may have similar or other indeterminate criminal or social instability risks.

Systemic criminal activity in a country or isolated criminal acts may disrupt operations, impact our ability to earn revenue, dramatically add to our cost of operations or potentially prevent us from earning any survey revenue in a country.

In addition, foreign markets may be susceptible to a higher risk of corruption and bribery. All of NXT’s employees, contractors and independent sales agents are required to adhere to the Company’s code of conduct and business ethics, which prohibits illegal activities, including any acts of bribery or corruption.

Political Instability

Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect our business. Exploration may be affected in varying degrees by government regulations which have the effect of restricting exploration and production activities. These changes may adversely impact the laws and policies governing price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation, site safety or other areas.

Currently, there are no restrictions (other than the payment of local with-holding taxes) on the repatriation back to Canada of our earnings in foreign countries in which we have operated, such as Colombia and Bolivia; however, there can be no assurance that significant restrictions on repatriation to Canada of earnings will not be imposed in the future.

Our operations may also be adversely affected by changes in laws and policies in Canada impacting foreign travel and immigration, foreign trade, taxation and investment.

Commercial Disputes

While operating in a foreign country, we are subjected to local commercial laws which often involve executing contracts in a foreign language. Although every effort is made to ensure we have access to an accurate English translation, misunderstandings and potential disputes between parties may arise.

In the event of a dispute arising in connection with our foreign operations for any reason, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of Canada or enforcing Canadian judgments in such other jurisdictions. We may also be hindered or prevented from enforcing our rights with respect to a government instrumentality because of the doctrine of sovereign immunity.

Accordingly, these risk factors have the potential of adversely reducing the level of survey revenue from our clients, our ability to operate effectively or our ability to be paid for our services and may have a material adverse effect on our financial position.

Where possible, NXT utilizes risk mitigation products offered by entities such as Export Development Canada (“EDC”). EDC financial products include insurance coverage of contract accounts receivable, guarantee support for contract performance bonds and wrongful call insurance for such bonds.

Flight Permits

We rely upon the right to conduct airborne surveys in foreign countries. These foreign operations expose us to the risks that we will be prevented from conducting surveys when requested by clients.

The operation of our business, namely conducting aerial SFD® surveys and interpreting SFD® data, is not subject to material governmental or environmental regulation in Canada and the United States with the exception of flight rules issued by Transport Canada and the FAA governing the use of commercial aircraft, including rules relating to low altitude flights. The requirements in other countries vary greatly and may require permits and/or provide other restrictions to conducting flight operations in the country that may restrict our ability to perform SFD® surveys.

For example, in South American countries in which we have operated, such as Colombia and Bolivia, SFD® surveys must comply with additional requirements not encountered in Canada and the United States, including customs obligations and bonds related to the importation and exportation of the aircraft into the country, obtaining permits from the local aviation authority and obtaining permits from the local Air Force. We have successfully operated in South America and other global regions in accordance with these typical requirements.

With our North America and International experience to date, we do not anticipate any government controls or regulations that will prevent timely completion of SFD® surveys. However, we may encounter government restrictions in other countries that may impact or restrict our ability to conduct surveys.

If we encounter government regulation and restrictions that impact or prevent us from conducting surveys in any country, then we will not be able to earn revenue in the country and we may be exposed to forfeiting any performance bonds which may have been issued.

Foreign taxes

We conduct most of our operations outside of Canada. Given this, we are responsible to pay appropriate tax which would include but is not limited to income tax, value added tax, sales tax, stamp duties and other commodity taxes. We are exposed to risk that we have improperly interpreted taxes payable. If this were to happen we would be exposed to significant interest and penalties as well as the tax due. This may also affect our ability to continue operation in that jurisdiction and seizure of assets.

To reduce this risk we engage international and local tax experts to ensure we are aware and remit taxes that are incurred.

Disclosure Controls and Procedures ("DCP") and

 Internal Controls over Financial Reporting ("ICFR")

NXT's CEO and CFO (together the "Responsible Officers") are responsible for establishing and maintaining DCP, or causing them to be designed under their supervision, for NXT to provide reasonable assurance that material information relating to the Company is made known to the Responsible Officers by others within the organization, particularly during the period in which the Company's quarterly and year-end consolidated financial statements and MD&A are being prepared.

DCP and other procedures are designed to ensure that information required to be disclosed in reports that are filed is recorded, summarized and reported within the time periods specified by the relevant security authority in either Canada or the United States of America. DCP include controls and procedures designed to ensure that information required to be disclosed in our reports is communicated to management, including our Responsible Officers, to allow timely decisions regarding required disclosure.

The Company has established and maintains ICFR using the criteria that were set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). The control framework was designed or caused to be designed under the supervision of the CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP.

In an evaluation of the effectiveness of the Company's DCP as defined under the rules adopted by the Canadian securities regulatory authorities and by the United States Securities and Exchange Commission, the Company's Responsible Officers concluded that there are material weaknesses in the Company's ICFR that have a direct impact on the Company's DCP:

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Due to the limited number of staff, it is not feasible to achieve adequate segregation of incompatible duties. NXT mitigates this deficiency by adding management and Audit Committee review procedures over the areas where inadequate segregation of duties are of the greatest concern; and

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NXT does not have a sufficient level of staff with specialized expertise to adequately conduct separate preparation and a subsequent independent review of certain complex or highly judgmental accounting issues. NXT mitigates this deficiency by preparing financial statements with their best judgments and estimates of the complex accounting matters and relies on reviews by management, external consultants and the Audit Committee for quality assurance.

From time to time to reduce these risks and to supplement a small corporate finance function, the Company engages various outside experts and advisors to assist with various accounting, controls and tax issues in the normal course.

The small size of the Company's finance team has resulted in control deficiencies in maintaining DCP and ICFR that in turn have led to a recurrence of previously identified deficient disclosure.  Given the small size of the Companies finance team and in order to improve ICFR moving forward, management has established a practice of increased engagement of the Company's Disclosure Committee and Audit Committee in reviewing the public disclosure and has increased engagement of external consultants and legal counsel as well.

NXT's efforts to mitigate the risks associated with the above-mentioned deficiencies has resulted in continuous improvements in its DCP. The CEO and CFO concluded that, as at June 30, 2019, the Company's ICFR have improved, but are still not effective and as a result its DCP are still not sufficiently effective. NXT reached this conclusion based upon its assessment that there is a more than remote likelihood that its ICFR will not prevent or detect material misstatements if they should exist in the Company's consolidated financial statements. NXT continues a process of continuous improvement in financial reporting and disclosure policies and responsibilities from which the Company expects to see continued benefits during 2019. The Responsible Officers continue to take certain actions to remediate these material weaknesses including: (i) the implementation of new controls with regards to the review procedures surrounding its disclosure; and (ii) engagement of third-party specialists. In addition, the company has appointed its Corporate Controller as the new CFO as of August 1, 2019. The CFO engages subject matter consultants as the need arises.

The new controls over financial reporting and disclosure policies and responsibilities have been performed over five quarterly periods. Material weaknesses cannot be considered remediated until the remedial controls operate for a sufficient period of time and Responsible Officers have concluded through testing that these controls are operating effectively.

It should be noted that a control system, including the Company's DCP and ICFR procedures, no matter how well conceived, can provide only reasonable, but not absolute assurance that the objectives of the control system will be met, and it should not be expected that the DCP and ICFR will prevent all errors or fraud.

Additional Information

Additional information related to the Company including the Company’s Annual Information Form is available on NXT's website at www.nxtenergy.com and on SEDAR at www.sedar.com.

MD&A for the three and six month periods ended June 30, 2019